Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	NAME AND ADDRESS OF COMPANY

Americas Silver Corporation (“Americas Silver”)
145 King Street West Suite 2870
Toronto, Ontario M5H 1J8

ITEM 2:	DATE OF MATERIAL CHANGE

April 3, 2019

ITEM 3:	NEWS RELEASE

A news release setting out information concerning the material change described in this report was issued by the Corporation via Newswire on April 3, 2019 and filed under the Corporation’s profile on the system for electronic document analysis and retrieval (“SEDAR”) at www.sedar.com and is attached as Schedule “A”. Please see the cautionary statement regarding forward-looking information in the news release.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On April 3, 2019, Americas Silver announced the closing of the acquisition (the “Transaction”) of Pershing Gold Corporation (“Pershing”). Under the terms of the Transaction, holders of shares of Pershing common stock (“Pershing Common Stock”) received 0.715 common shares of Americas Silver (“Americas Silver Common Shares”) for each share of Pershing Common Stock (the “Exchange Ratio”). Holders of shares of Pershing series E preferred stock (“Pershing Preferred Stock”) elected to receive either (i) new non-voting preferred shares of Americas Silver (“Americas Silver Preferred Shares”) or (ii) Americas Silver Common Shares based on the Exchange Ratio. Americas Silver now owns 100% of the outstanding Pershing shares, with Pershing becoming a wholly-owned subsidiary of Americas Silver.

In connection with the closing of the Transaction, Americas Silver also announced that its board of directors (the “Americas Silver Board”) had approved the financing agreements entered into with Sandstorm Gold Ltd. (“Sandstorm”) on April 3, 2019 for gross proceeds of approximately US$42.5 million. Under the terms of the financing package, Americas Silver entered into a US$25 million precious metal delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm and agreed to issue a US$10 million convertible debenture and US$7.5 in Americas Silver Common Shares.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

Pershing Transaction

On April 3, 2019, Americas Silver announced the closing of the Transaction. Americas Silver received notice on April 1, 2019 that CFIUS had completed its review and determined that there were no unresolved national security concerns with respect to the Transaction, satisfying the final outstanding condition to closing the Transaction following approval by the shareholders of both Americas Silver and Pershing as previously announced on January 9, 2019 (as well as other certain customary requirements). Effective April 3, 2019, Mr. Stephen Alfers, the former CEO & President of Pershing, was appointed to the Americas Silver Board.

Under the terms of the Transaction, holders of shares of Pershing Common Stock received 0.715 Americas Silver Common Shares for each share of Pershing Common Stock. Holders of shares of Pershing Preferred Stock elected to receive either (i) Americas Silver Preferred Shares, adjusted in respect of conversion ratio and number based on the Exchange Ratio, or (ii) Americas Silver Common Shares based on the Exchange Ratio. Americas Silver now owns 100% of the outstanding Pershing shares, with Pershing becoming a wholly-owned subsidiary of Americas Silver. On closing of the Transaction, Americas Silver issued an aggregate of 24,849,270 Americas Silver Common Shares and 3,678,135 Americas Silver Preferred Shares to former Pershing shareholders.

Following completion of the Transaction, Pershing ceased trading on the Toronto Stock Exchange (“TSX”) and will cease trading on NASDAQ.

Full details of the Transaction and certain other matters are set out in the management information circular of Americas Silver dated December 12, 2018 (the “Information Circular”). A copy of the Information Circular can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov

Concurrent Sandstorm Financing and Partnership Highlights

Concurrent with the closing of the Transaction, Americas Silver entered into financing agreements with Sandstorm to primarily fund the construction of the Project and associated working capital. Under the terms of the US$42.5 million financing package, Americas Silver secured:

• a US$25 million Purchase Agreement;

• a US$10 million convertible debenture; and

• a US$7.5 million equity placement.

Metals Delivery and Purchase Agreement

Pursuant to the Purchase Agreement, Sandstorm committed to fund aggregate advances of US$25 million for the construction and development of the Relief Canyon Project (the “Project”) against future fixed and variable deliveries of refined gold and silver. The fixed deliveries will consist of 32,022 ounces of refined gold over a period of 66 months that will commence between 12 to 18 months from the date of the Purchase Agreement (subject to extension in certain circumstances), depending on the timing of the first gold pour. Beginning 60 months after the commencement of the fixed delivery period, variable deliveries will commence requiring Americas Silver to sell and deliver refined gold and silver equivalent to 4% of the production from the Project. For the variable deliveries, Sandstorm will pay Americas Silver a cash price of between 30% and 65% of the market price of gold and silver sold and delivered depending on the area mined. No cash price is payable by Sandstorm for the fixed deliveries. Americas Silver may elect to reduce the variable delivery amount under the Purchase Agreement from 4% to 2% of production by delivering the metal repurchase price (initially 4,000 ounces of refined gold, increasing at a rate of 10% compounded annually). The US$25 million advance is conditional upon, among other things, commencement of construction of the Project and the associated development plan and operational contracts.

Americas Silver and its subsidiaries, Pershing and Gold Acquisition Corp. (“GAC”) (the direct owner of the Project), have agreed to provide security in the form of first ranking pledges of the shares of Pershing and GAC, guarantees from Pershing and GAC, and a first ranking security interest over all of the property and assets of GAC (other than assets which do not relate to the Project), for the performance of the obligations under the Purchase Agreement.

Equity Placement

As part of the financing package, Sandstorm entered into a subscription agreement to purchase US$7.5 million of Americas Silver Common Shares based on the 5-day volume weighted average price of the Americas Silver Common Shares on the TSX. The issuance is subject to standard conditions precedent, including, but not limited to, the approval of the TSX and the NYSE American LLC (the “NYSE American”).

Convertible Debenture

Americas Silver issued a convertible debenture (the “Sandstorm Debenture”) to Sandstorm in an aggregate principal amount of US$10 million. The Sandstorm Debenture bears interest at a rate of 6.0% per annum, has a maturity date of April 3, 2023 and is repayable by Americas Silver at its option, prior to maturity. The principal amount outstanding under the Sandstorm Debenture is convertible at any time at Sandstorm’s option, into Americas Silver Common Shares at a conversion price of US$2.14 per share, being a 35% premium to the 5-day volume weighted average price of the Americas Silver Common Shares on the TSX as of April 3, 2019, subject to typical anti-dilution provisions. The issuance is subject to the approval of the TSX and the NYSE American. The obligations of Americas Silver under the Sandstorm Debenture are secured by pledges of the shares of Pershing and GAC.

Royalty on Surrounding Property

As part of the financing package, Pershing and two of its subsidiaries granted a royalty over certain properties owned by these entities in the area surrounding the Project to a wholly-owned subsidiary of Sandstorm. Royalty rates vary between 1.4% and 2.8% of net smelter returns (“NSR”) depending on existing royalty obligations on the various claims. In the event the buy-down right described above is exercised, the royalty obligations on all claims would be reduced to 1% NSR.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Darren Blasutti
President and Chief Executive Officer
416-848-9503

ITEM 9:	DATE OF REPORT

April 12, 2019